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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 001-12440

                                  ENERSIS S.A.
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                              Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes |_| No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes |_| No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENERSIS S.A.


                                            By: /s/ Enrique Garcia
                                            ----------------------------------
                                            Name:    Enrique Garcia
                                            Title:   Chief Executive Officer

Date: April 4th, 2003

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                                INDEX OF EXHIBITS

Exhibit 01 - Material Event Statement dated March 28th, 2003

Exhibit 02 - Essential Fact Statement dated March 28th, 2003

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                                                                         ENERSIS

                                                        Santiago, March 28, 2003
                                                           Ger. Gen. N(0)61/2003

Mister
Alvaro Clarke
Superintendent of Securities and Exchange
Hand-Delivery

                                                   Ref: MATERIAL EVENT STATEMENT

Dear Sir,

In accordance with Articles 9 and 10, Point 2 of Law N(0) 18,045 on the Securities Market and pursuant to General Norm N(0) 30 issued by your Superintendency and under the powers conferred to me, I hereby inform you, as a material event, that at the meeting held today, the Board of Director of ENERSIS S.A. was informed of the offers received for the entire amount of shares that ENERSIS S.A. holds in its Chilean subsidiary, Compania Electrica del Rio Maipo S.A. (Rio Maipo).

Furthermore, the Board of Directors agreed to propose to the Extraordinary General Meeting of Shareholders of ENERSIS S.A. that will take place on March 31, 2003 that the sale of all the shares owned by ENERSIS S.A. and issued by Rio Maipo (356,078,645 shares), which have been declared an essential asset, to CGE Distribucion S.A., a subsidiary of Compania General de Electricidad S.A., that has presented the best purchase offer.

The aforementioned purchase price of the shares offered by CGE Distribucion S.A. amounts to US$ 170,071,000 (one hundred and seventy million seventy one thousand United States Dollars).

In accordance with the contents of Circular N(degree)988 issued by your Superintendency, I can inform you that the effects of the operation described on the results of ENERSIS S.A. will amount to approximately US$ 126 million before tax.

Yours sincerely,

                                 Enrique Garcia
                             Chief Executive Officer

c.c.: Santiago Stock Exchange
      Electronic Stock Exchange of Chile
      Brokers Exchange of Valparaiso
      Risk Rating Commission

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                                                                         ENERSIS
                                                        Santiago, March 28, 2003
                                                           Ger. Gen. N(0)60/2003
Mister
Alvaro Clarke
Superintendent of Securities and Exchange
Hand-Delivery

                                                   Ref: ESSENTIAL FACT STATEMENT

Dear Sir,

In accordance with Articles 9 and 10, paragraph 2 of Law N(0) 18,045 and pursuant to the General Norm N(0) 30, issued by your Superintendency, I hereby inform you, as a material event and duly empowered by the Board of Directors of the Company, of the following:

At the Meeting held on March 28, 2003 the Board of Directors of Enersis S.A. agreed to propose to the investment subsidiary, Enersis Internacional S.A., that it carries out the following operation: purchase from the shareholders of Enersis S.A. that have the right to participate in the second period of the preferential option in respect of the capital increase that will be submitted to the Extraordinary General Meeting of the Shareholders to be held on March 31, 2003, those US Bonds that the agency in Cayman Islands of Enersis S.A. issued in November 1996 on the international market (Yankee Bonds). This purchase will take place with a global and total limit of US$ 50 million and within the other conditions established below or any additional conditions established by Enersis Internacional which will be duly advised to the market. This acquisition will constitute a sign of support to the shareholders of Enersis S.A. that, in addition, are holders of Yankee Bonds, a fact that will motivate a greater subscription of the shares issued in this capital increase. The mechanism described will have the additional benefit of reducing the consolidated debt of the Company, replacing it with equity. The purchase of the Yankee Bonds will be done at the same price estimated by the expert, Eduardo Walker, in his expert report dated March 6, 2003 which has been amply divulged to the shareholders and to the market in general, for a limited amount, considering each shareholder individually, equivalent to the quantity necessary for the shareholder to remain in a condition to subscribe the pro rata portion that will apply to him in the second period of the preferential offer of the capital increase of Enersis S.A. The shareholder that sells, in accordance with the terms of the contract for the purchase of the bonds that he subscribes with Enersis Internacional, will be obliged to utilize the funds that he will receive from the sale of the Yankee Bonds for the subscription of the shares from the new issue by the Company. If the offer for sale of the Yankee Bonds should exceed the total and global amount of fifty million United States Dollars, the purchase will be made pro rata amongst all the interested parties in the conditions determined by the Board of Directors of Enersis Internacional.

Yours sincerely,

                                 Enrique Garcia
                             Chief Executive Officer

c.c.: Santiago Stock Exchange
      Electronic Stock Exchange of Chile
      Brokers Exchange of Valparaiso
      Risk Rating Commission